CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES OF

10.5% SERIES A CUMULATIVE PERPETUAL PREFERRED STOCK OF

APPLIED UV, INC.

(Pursuant to Sections 151(g} of the General Corporation Law of the State of Delaware)

Applied UV, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") does hereby certify:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation, as amended confers upon the Board of Directors of the Corporation (the "Board of Directors"} the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof.

SECOND: The Board of Directors duly adopted a resolution creating a series of preferred stock having the designation as the "10.5% Series A Cumulative Perpetual Preferred Stock" and the number of shares and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof. That resolution was embodied in the Certificate of Designations, Rights and Preferences of 10.5% Series A Cumulative Perpetual Preferred Stock of said corporation as filed with the Secretary of State of the State of Delaware on July 13, 2021 (SR20212696849; File No. 7297699) (the "10.5% Series A Cumulative Perpetual Preferred Stock Certificate of Designation") and the Certificate of Correction of 10.5% Series A Cumulative Perpetual Preferred Stock Certificate of Designation as filed with the Secretary of State of the State of Delaware on July 16, 2021 (SR20212728871; File No. 7297699).

THIRD: The Board of Directors duly adopted a resolution increasing a number of shares of stock which the Corporation is authorized to issue and designate as "Preferred Stock" from 1,000,000 shares to 20,000,000 shares. That resolution was embodied in the Certificate of Amendment of the Certificate of Incorporation of said corporation as filed with the Secretary of State of the State ofDelaware on October 7, 2021 (SR20213454564; File No. 7297699).

FOURTH: That the Board of Directors of Applied UV, Inc., by unanimous written consent, duly adopted resolutions to amend Section I of the 10.5% Series A Cumulative Perpetual Preferred Stock Certificate of Designation to read in its entirety as follows:

"Section I. Designation and Amount. The shares of such series of Preferred Stock shall be designated as "10.5% Series A Cumulative Perpetual Preferred Stock" and the number of shares constituting such series shall be 1,250,000 shares. Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock. Such number of shares of Series A Perpetual Preferred Stock may from time totime be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation and by the filing of a certificate pursuant to the provisions of the Delaware General Corporation Law stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series A Perpetual Preferred Stock."

FIFTH: That the Amendment was duly adopted in accordance with the provisions of Section 151 (g) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on December 8, 2021.

By: /s/ James Alecxih

Name: James Alecxih

Title: Chief Executive Officer